NEWS RELEASE

Lithium Argentina and Ganfeng to Form New Joint Venture to
Consolidate the Pozuelos and Pastos Grandes Basins

August 12, 2025 - Zug, Switzerland: Lithium Argentina AG. ("Lithium Argentina" or the "Company") (TSX: LAR) (NYSE: LAR) is pleased to announce the execution of a framework agreement (the "Framework Agreement") with Ganfeng Lithium Group Co. Ltd. ("Ganfeng") to establish a new joint venture ("New JV") consolidating Ganfeng's solely owned Pozuelos-Pastos Grandes project with Lithium Argentina's Pastos Grandes project (85% owned) and the Sal de la Puna project (65% owned), (collectively, "PPG"). Upon closing, Ganfeng will hold 67% and Lithium Argentina 33% of PPG, with ownership based on resources, capital contributions and technology inputs.

Highlights:

• Regional growth consolidation. Combining three contiguous lithium brine projects in Salta, Argentina into a newly formed joint venture, creating unified development platform.

• Global-scale operation. Targeting up to 150,000 tonnes per annum ("tpa") of lithium carbonate equivalent ("LCE") production capacity in three phases, positioning New JV among largest operations globally.

• Advanced processing technologies. Utilizing a hybrid of direct lithium extraction ("DLE") and solar evaporation to enhance scalability and improve efficiency.

• Proven partnership model. Structured on the existing partnership between Ganfeng and Lithium Argentina used to develop the Cauchari-Olaroz Stage 1, leveraging the parties' local expertise, operational teams and proximity in northern Argentina.

• Feasibility study nearing completion. Results expected to be released by year-end, to be incorporated into an application under Argentina's Incentive Regime for Large Investments ("RIGI") targeted for submission in H1 2026.

• Combined financing effort. Both parties are jointly pursuing financing options to fund development costs, including collaboration with strategic partners and potential customers for offtake and minority equity interests and project financing.

• De-risked balance sheet. Ganfeng to provide Lithium Argentina with a 6-year, $130 million debt facility at SOFR plus 2.5% (the "Debt Facility"), providing capacity to refinance corporate debt and further strengthen the Company's balance sheet.

"This transaction builds on our successful partnership with Ganfeng at Cauchari-Olaroz, Argentina's largest lithium operation," said Sam Pigott, President and CEO of Lithium Argentina. "With this transformative step forward, we are increasing our ownership into the Pozuelos basin and aligning our interests around a substantially larger-scale operation. The New JV will provide access to advanced technologies, increased financial flexibility and meaningful operating synergies. It represents an important milestone in our strategy to develop a diversified, scalable and sustainable global lithium supply chain while strengthening our balance sheet and creating lasting value for our shareholders."

Project Details

Since acquiring the Pastos Grandes project through its purchase of Millennial Lithium in 2022, and its 65% interest in Sal de la Puna through the acquisition of Arena Minerals in 2023, Lithium Argentina has advanced a hydrogeological model, completed environmental baseline studies, update resource estimates and constructed a pilot evaporation pond system. Ganfeng acquired the Pozuelos-Pastos Grandes project in 2022 from Pluspetrol Resources for $1.0 billion and has since invested an additional $200 million to advance development, including infrastructure, a production wellfield and an over 2,000-person construction camp.

In total, Lithium Argentina and Ganfeng have invested approximately $1.8 billion in acquisition and development costs across the combined PPG assets.

The current development plan, with a feasibility study underway, targets a phased production capacity of up to 150,000 tpa of LCE in three phases of 50,000 tpa each. The feasibility study will evaluate both lithium carbonate and lithium chloride production to provide added flexibility for use in battery markets and will use a hybrid flowsheet combining DLE and solar evaporation to optimize scalability and efficiency. Results of the Feasibility Study are expected to be released by the end of 2025 and will be used to support a RIGI application, which is expected to be formally submitted in the first half of 2026.

News Release:

Lithium Argentina and Ganfeng to Form Joint Venture to Consolidate the Pozuelos and Pastos Grandes Basins

NEWS RELEASE

Lithium Argentina and Ganfeng to Form New Joint Venture to
Consolidate the Pozuelos and Pastos Grandes Basins

The partners are jointly pursuing financing options to fund further development, including collaboration with potential customers and strategic partners for offtake agreements, minority equity interests and project financing.

Debt Facility

In connection with the New JV, Ganfeng has agreed to provide Lithium Argentina with a $130 million, six-year debt facility bearing interest at SOFR plus 2.5%. The Debt Facility enhances Lithium Argentina's financial flexibility, providing capacity to refinance corporate debt and further strengthen the Company's balance sheet.

As part of the Debt Facility, Lithium Argentina has agreed to allocate up to 50% of its offtake from the initial development phase of PPG - capped at 6,000 tpa of LCE - to Ganfeng at market prices.

The Debt Facility will be prepayable without penalties and secured by Lithium Argentina's equity interest in PPG, which may be released and subordinated to new corporate debt financings. Implementation of the Debt Facility remains subject to finalization of the New JV and customary approvals.

New JV Details

Pursuant to the Framework Agreement, the parties have committed to immediately undertaking a series of steps that will serve as the legal and business foundation for the New JV, including: (i) settlement of definitive agreements covering key commercial terms of the New JV, including a shareholder agreement or equivalent, operating agreement, offtake agreement and technology license agreement; (ii) completion of a development plan; and (iii) completion of the definitive loan agreement for the Debt Facility. Each of these steps constitutes a condition to formation of the New JV, along with other customary conditions including regulatory approvals and applicable stock exchange approvals. The New JV is expected to close by Q1 2026.

ABOUT LITHIUM ARGENTINA

Lithium Argentina is an emerging producer of lithium carbonate for use primarily in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng operates the Caucharí-Olaroz lithium brine operation in the Jujuy province of Argentina and advancing PPG in the Salta province of Argentina. Lithium Argentina currently trades on the TSX and on the NYSE under the ticker "LAR".

For further information contact:

Investor Relations

Telephone: +1 778-653-8092

Email: kelly.obrien@lithium-argentina.com

Website: www.lithium-argentina.com

News Release:

Lithium Argentina and Ganfeng to Form Joint Venture to Consolidate the Pozuelos and Pastos Grandes Basins

FORWARD-LOOKING INFORMATION

This news release contains "forward-looking information" and "forward-looking statements" (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. Forward-looking information can be identified by the use of words such as seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "propose", "potential", "target", "intend", "could", "might", "should", "believe", "scheduled", "implement" and similar words or expressions. All statements, other than statements of historical fact, are forward-looking information. Forward-looking information in this news release include, without limitation, information with respect to the following matters or the Company's expectations relating to such matters:  the formation of the New JV and the value derivable therefrom; the Company's economic interest in PPG; the completion of a feasibility study in respect of PPG; the finalization of a regional development plan for PPG; financing of the development of PPG, including the involvement of third-party investors or offtakers; the use and effects of DLE technology; operating and economic parameters of PPG; the timing and amount of future production and expected capacity of production of PPG; the completion, timing and terms of the Facility; and the Company's ability to refinance corporate debt.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company's actual results or performance to differ materially. This information reflects the Company's current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences, and accordingly, the Company can give no assurance that these assumptions and expectations will prove to be correct. With respect to forward-looking information included in this news release, the Company has made assumptions regarding, among other things: current technological trends; the business relationship between the Company and its joint venture partner; ability to fund its operations; the ability to operate in a safe and effective manner; uncertainties relating to  maintaining mining, exploration, environmental and other permits or approvals in Argentina; demand for lithium; impact of increasing competition in the lithium business, including the Company's competitive position in the industry; general economic conditions; stability and support of legislative, regulatory and community environment in the jurisdiction where it operates; estimates of and changes to market prices for lithium and commodities; estimates costs for the project or operation; estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; reliability of technical data; and the ability to achieve full production; and accuracy of budget and estimates.

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News Release:

Lithium Argentina and Ganfeng to Form Joint Venture to Consolidate the Pozuelos and Pastos Grandes Basins

Forward-looking information also involves known and unknown risks that may cause actual results to differ materially, these risks include, among others: risk that the Company may not be able to form the New JV and derive value therefrom as anticipated, or at all; risk that the Company may not be able to finalize the feasibility study as anticipated, or at all; risk that the Company may not be able to finalize the RIGI application as anticipated, or at all; risk that the Company may not be able to finalize the regional development plan as anticipated, or at all; risk that the Company may not be able to finance the development of PPG as contemplated, or at all; risk that the Company may not be able to attract third party investors for the development of PPG as contemplated, or at all; risk that the Company will not be able to implement DLE technology; the operations may not operate and produce as planned; cost overruns; market prices affecting development of the operation; risks associated with co-ownership arrangements; risks with ability to successfully secure adequate financing if necessary; risks to the growth of the lithium markets; lithium prices; inability to obtain any future required governmental permits and that operations may be limited by government-imposed limitations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes in environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project or operation parameters; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties regarding assumptions underlying such estimates; whether mineral resources will ever be converted into mineral reserves; opposition to the; geological or technical or processing problems; liabilities and risks; health and safety risks; unanticipated results; unpredictable weather; unanticipated delays; reduction in demand for lithium; inability to generate profitable operations; restrictive covenants in debt instruments; intellectual property risks; dependency on key personnel; currency and interest rate fluctuations; and volatility in general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company's management discussion analysis and most recent Annual Report on Form 20-F, copies of which are available on SEDAR+ at www.sedarplus.ca

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.

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News Release:

Lithium Argentina and Ganfeng to Form Joint Venture to Consolidate the Pozuelos and Pastos Grandes Basins